SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

SEC MAIL PROCESSING
RECEIVED
NOV 1 6 2007
WASH, D.C. 161 SECTION

Our Ref: 19160-10100

November 14, 2007

Securities and Exchange Commission [redacted]
100 F Street, NE
Washington, D.C. 20549
United States of America

07028304

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find two announcements which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

HK1 396903v.6

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 0322)

APPOINTMENT OF AUDITORS

The Board of the Company announces that Mazars CPA Limited be appointed as auditors of the Company with effect from 14 November 2007 to fill in the casual vacancy arising from the reorganisation of Moores Rowland Mazars.

As set out in the announcement of Tingyi (Cayman Islands) Holding Corp. (the "Company") dated 14 June 2007, there was a reorganisation of Moores Rowland Mazars ("MRM") with effect from 1 June 2007 whereby some of their partners joined Mazars CPA Limited ("Mazars") and the rest joined Grant Thornton. In the circumstances, the resolution of re-appointment of MRM as the auditors of the Company was not passed by shareholders in the Annual General Meeting of the Company held on 11 June 2007. In accordance with the Articles of Association of the Company, the board of directors (the "Board") of the Company was authorised to appoint replacement auditors of the Company and to fix their remuneration.

MRM had offered themselves for reappointment in the Annual General Meeting of the Company held on 11 June 2007 and had not mentioned that there were any circumstances which they considered should be brought to the attention of the shareholders of the Company or its subsidiaries. In this connection, the Board of the Company was not aware of any matters that should be brought to the attention of the shareholders of the Company or its subsidiaries as the casual vacancy was solely due to the reorganisation of MRM.

The Board of the Company hereby announces that Mazars be appointed as auditors of the Company with effect from 14 November 2007 to fill in the casual vacancy arising from the above reorganisation of MRM. Mazars will hold office until the conclusion of the next annual general meeting of the Company.

As at the date of this announcement, Mr Wei Ing-Chou, Mr Takeshi Ida, Mr Ryo Yoshizawa, Mr Wei Ying-Chiao, Mr Wu Chung-Yi and Mr Junichiro Ida are executive directors of the Company. Mr Hsu Shin-Chun, Mr Lee Tiong-Hock and Mr Kazuo Ogawa are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 14 November 2007

* *For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

File No.: 82-34810

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 322)



2007
Third Quarterly Report

* For identification purposes only

SUMMARY

US$ million	For the three months ended 30 September 2007	2006	Change
• Turnover	994.847	702.226	+41.67%
• Gross profit of the Group	330.730	239.810	+37.91%
• EBITDA	160.464	121.342	+32.24%
• Profit for the period	109.015	84.297	+29.32%
• Profit attributable to equity holders of the Company	76.489	60.675	+26.06%
• Earnings per share (US cents)	1.37	1.09	+US0.28 cents

INTRODUCTION

In the third quarter of the year, the PRC's gross domestic products (GDP) increased by 11.5% as compared to the same period last year, 0.4 percentage point (ppt.) lower than the second quarter of the year. However, the decline in growth rate was mainly recorded in the primary industry, whereas the growth of the secondary and tertiary industries are constantly accelerating. In the first nine months, the PRC's consumer price index (CPI) increased by 4.1% as compared to the same period last year and the growth was mainly due to the rising price of food. The high prices for raw materials and energy would also squeeze manufacturers' profit.

Thanks to the implementation of a more flexible marketing strategy and the effective market deployment, in the third quarter of 2007, the turnover of the Group increased by 41.67% over the same period last year to US$995 million. Turnover for instant noodles, beverage and bakery increased by 45.30%, 43.21% and 11.48% over the same period last year to US$408 million, US$525 million and US$34 million respectively. The market shares of the major products of the Group continued to increase during the period, in particular the market share of mineralized water of the Group continued to increase sharply to rank first in the market, further strengthening the leading position of Master Kong in the PRC instant food and beverage market. Profit before taxation increased by 31.45% to US$ 120.463 million over the same period last year.

In the first three quarters of year 2007, the Group's turnover increased by 37.72%, gross margin slightly dropped by 0.48ppt. to 32.92% and gross profit increased by 35.75%. EBITDA increased by 34.89% to US$395 million and the profit attributable to equity holders of the Company increased by 35.49% to US$172.308 million when compared to the same period last year.

2007 THIRD QUARTERLY RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the"Company") is pleased to announce the unaudited condensed consolidated third quarterly financial statements of the Company and its subsidiaries (the"Group") for the three months and nine months ended 30 September 2007 together with the unaudited comparative figures for the corresponding periods in 2006. These unaudited third quarterly financial statements have been reviewed by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Three Months and Nine Months Ended 30 September 2007

		2007		2006	
		July to September (Unaudited)	January to September (Unaudited)	July to September (Unaudited)	January to September (Unaudited)
	Note	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Revenue	2	994,847	2,497,681	702,226	1,813,555
Cost of sales		(664,117)	(1,675,338)	(462,416)	(1,207,767)
Gross profit		330,730	822,343	239,810	605,788
Other net income		15,165	33,525	5,834	15,179
Distribution costs		(189,280)	(475,504)	(131,370)	(351,203)
Administrative expenses		(19,890)	(53,653)	(17,016)	(43,729)
Other operating expenses		(12,975)	(33,538)	(4,625)	(20,785)
Finance costs	3	(5,270)	(14,901)	(2,481)	(8,256)
Share of results of associates		1,983	5,702	1,491	6,646
Profit before taxation	4	120,463	283,974	91,643	203,640
Taxation	5	(11,448)	(29,024)	(7,346)	(17,246)
Profit for the period		109,015	254,950	84,297	186,394
Attributable to					
Equity holders of the Company		76,489	172,308	60,675	127,170
Minority interest		32,526	82,642	23,622	59,224
Profit for the period		109,015	254,950	84,297	186,394
Earnings per share	6				
Basic		1.37 cents	3.08 cents	1.09 cents	2.28 cents
Diluted		N/A	N/A	N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 September 2007

	Note	At 30 September 2007 (Unaudited) US$'000	At 31 December 2006 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,447,460	1,230,375
Intangible assets		12,007	13,371
Interest in associates		7,237	42,704
Premium for land lease		63,731	60,047
Available-for-sale financial assets		3,693	10,303
Deferred tax assets		5,379	5,379
		1,539,507	1,362,179
Current assets			
Financial assets at fair value through profit or loss		39,099	32,605
Inventories		159,096	111,955
Trade receivables	8	144,386	94,239
Prepayments and other receivables		110,798	75,249
Pledged bank deposits		4,989	2,244
Bank balances and cash		294,328	161,676
		752,696	477,968
Current liabilities			
Trade payables	9	445,648	256,797
Other payables		255,525	174,135
Current portion of interest-bearing borrowings	10	219,551	239,761
Trade receipts in advance		23,569	18,372
Taxation		11,325	6,455
		955,618	695,520
Net current liabilities		(202,922)	(217,552)
Total assets less current liabilities		1,336,585	1,144,627
Non-current liabilities			
Long-term interest-bearing borrowings	10	89,904	28,320
Other non-current payables		3,202	3,344
Employee benefit obligations		7,750	6,885
Deferred tax liabilities		9,894	8,089
		110,750	46,638
NET ASSETS		1,225,835	1,097,989
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	963,271	748,476
Proposed special dividend		—	59,799
Proposed final dividend		—	77,124
Total capital and reserves attributable to equity holders of the Company		991,214	913,342
Minority interest		234,621	184,647
TOTAL EQUITY		1,225,835	1,097,989

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Nine Months Ended 30 September 2007

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2006	871,982	138,391	1,010,373
Net gains recognised directly in equity			
Exchange translation difference	17,376	—	17,376
Dividend	(129,658)	(23,668)	(153,326)
Profit for the period	127,170	59,224	186,394
	14,888	35,556	50,444
As at 30 September 2006	886,870	173,947	1,060,817
As at 1 January 2007	913,342	184,647	1,097,989
Net gains recognised directly in equity			
Exchange translation difference	42,487	—	42,487
Dividend	(136,923)	(32,668)	(169,591)
Profit for the period	172,308	82,642	254,950
	77,872	49,974	127,846
As at 30 September 2007	991,214	234,621	1,225,835

Condensed Consolidated Cash Flow Statement

For the Nine Months Ended 30 September 2007

	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Net cash from operating activities	593,195	309,989
Net cash used in investing activities	(330,136)	(188,699)
Net cash used in financing activities	(127,662)	(63,518)
Increase in cash and cash equivalents	135,397	57,772
Cash and cash equivalents at 1 January	163,920	156,357
Cash and cash equivalents at 30 September	299,317	214,129
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	294,328	205,080
Pledged bank deposits	4,989	9,049
	299,317	214,129

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited third quarterly financial statements. These unaudited third quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed third quarterly financial statements should be read in conjunction with the 2006 annual financial statements. The accounting policies adopted in preparing the unaudited third quarterly financial statements for the nine months ended 30 September 2007 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

2. **Revenue and segment results by major products**

The Group operates mainly in The People's Republic of China (the"PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue				**Segment results**			
	2007		**2006**		**2007**		**2006**	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Instant noodles	407,693	1,065,395	280,582	754,206	37,321	80,246	31,518	60,643
Beverages	525,035	1,278,249	366,609	918,806	76,707	194,143	52,126	132,547
Bakery	33,635	81,112	30,173	74,724	2,786	3,798	2,301	1,792
Others	28,484	72,925	24,862	65,819	6,935	14,987	6,066	7,042
Total	994,847	2,497,681	702,226	1,813,555	123,749	293,174	92,011	202,024

3. **Finance costs**

	2007		**2006**	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Interest on bank loans and other loans wholly repayable within five years	5,270	14,901	2,481	8,256

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	2007		2006	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Depreciation	36,400	99,356	27,897	81,998
Amortization	1,009	2,886	963	2,851

5. **Taxation**

	2007		2006	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
PRC enterprise income tax	11,448	29,024	7,346	17,246

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to applicable PRC enterprise income tax rate of 15%. Also, they are fully exempt from PRC enterprise income tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit of US$172.308 million (2006: US$127.170 million) attributable to equity holders of the Company for the period ended 30 September 2007 and on the weighted average of 5,588,705,360 (2006: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company does not have any dilutive ordinary shares.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the nine months ended 30 September 2007 (2006: nil).

8. **Trade receivables**

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 September 2007 (Unaudited) *US$'000*	**At 31 December 2006 (Audited)** *US$'000*
0-90 days	137,514	87,742
Over 90 days	6,872	6,497
	144,386	94,239

9. **Trade payables**

The aging analysis of trade payables is as follows:

	At 30 September 2007 (Unaudited) *US$'000*	**At 31 December 2006 (Audited)** *US$'000*
0-90 days	401,861	242,801
Over 90 days	43,787	13,996
	445,648	256,797

10. **Interest-bearing borrowings**

	At 30 September 2007 (Unaudited) *US$'000*	**At 31 December 2006 (Audited)** *US$'000*
Bank loans:		
Within one year	219,551	239,761
In the second year	47,500	28,320
In the third year to the fifth years inclusive	42,404	—
	309,455	268,081
Portion classified as current liabilities	(219,551)	(239,761)
Non-current portion	89,904	28,320

11. **Issued capital**

	Ordinary shares of US$0.005 each	
	No. of shares	**US$'000**
Authorised:		
At 31 December 2006 and 30 September 2007	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2006 and 30 September 2007	5,588,705,360	27,943

12. **Reserves**

	Capital redemption reserve	Share premium	Exchange translation reserve	General reserve	Retained profits	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 31 December 2006	36	332,478	36,719	108,721	407,445	885,399
Exchange translation difference	—	—	42,487	—	—	42,487
Transfer to general reserve	—	—	—	2,143	(2,143)	—
Profit for the period	—	—	—	—	172,308	172,308
Dividend	—	—	—	—	(136,923)	(136,923)
At 30 September 2007	36	332,478	79,206	110,864	440,687	963,271

13. **Commitments**

	At 30 September 2007 (Unaudited)	At 31 December 2006 (Audited)
	US$'000	*US$'000*
(a) **Capital commitments**		
Contracted but not provided for	101,817	137,601

(b) **Commitments under operating leases**

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	At 30 September 2007	At 31 December 2006
Within one year	5,066	7,640
In the second to fifth years, inclusive	20,176	16,523
Over five years	8,564	6,736
	33,806	30,899

14. **Related party transactions**

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

		2007		2006	
		July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
(a)	Sales of goods to:				
	Associates	682	1,531	10	11,251
	Companies under control by a substantial shareholder of the Company	2,662	7,837	4,962	9,423
(b)	Purchases of goods from:				
	Associates	76,971	207,679	57,398	163,727
	Companies under control by a substantial shareholder of the Company	10,360	20,199	3,691	11,728
	Holding companies of a minority shareholder of subsidiaries of the Company	710	1,775	1,078	1,078
(c)	Processing charges by:				
	An associate	—	—	147	1,295
	Companies under control by a substantial shareholder of the Company	876	1,764	672	1,386
	Holding companies of a minority shareholder of subsidiaries of the Company	251	753	261	598

(d) As of 30 September 2007, an associate and the holding companies of a minority shareholder of subsidiaries of the Company have provided guarantees to the Group's bankers for US$6.276 million and US$21.158 million respectively (30 September 2006: US$4.992 million and US$26.130 million) for securing banking facilities granted to the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

Thanks to flexible marketing strategies and effective market deployment, the Group's turnover in the third quarter of 2007 increased by 41.67% over the same period last year to US$995 million. The turnover for instant noodles, beverage and bakery increased by 45.30%, 43.21% and 11.48% over the same period last year to US$408 million, US$525 million and US$34 million respectively. The market shares of the major products of the Group continued to increase during the period, in particular the market share of mineralized water of the Group continued to increase sharply to rank first in the market, further strenghtening the leading position of Master Kong in the PRC instant food and beverage markets. During the period, the prices of the major raw materials of the Group, such as palm oil, flour and PET plastic resin, remained at high levels. For the beverage business the impact of surging prices of raw materials was mitigated by effective cost control and strong turnover growth. The instant noodles, bakery, refrigerated products and other auxiliary businesses of the Group were however adversely affected by the increasing production costs. Consequently, the Group's overall gross margin decreased by 0.91ppt. as compared to the same period last year to 33.24%. The gross profit of the Group grew by 37.91% to US$330.730 million due to a substantial growth in turnover. Profit before taxation increased by 31.45% over the same period last year to US$120.463 million.

During the first three quarters, the Group's turnover increased by 37.72% as compared to the same period last year, while the overall gross margin declined moderately by 0.48 ppt. to 32.92% and the gross profit increased by 35.75%. Earnings before interest, taxation, depreciation and amortization (EBITDA) increased by 34.89% over the same period last year to US$395 million and the profit attributable to equity holders of the Company increased by 35.49% to US$172.308 million.

Instant Noodle Business

In the third quarter of the year, turnover for the instant noodle business was US$407.693 million, increased by 45.30% over the same period last year, representing 40.98% of the Group's total turnover.

The Group continues to adopt the marketing strategy of promotion for high/mid-end noodles under the brand of Master Kong, and the goal is to maintain the Group's high market share in this category. At the same time, the low-end noodles are distributed and promoted under the brand of Fu Man Duo, and its goal is to expand the low-end noodles market share in rural and suburban areas. The Master Kong brand uses soy-braised beef flavor noodles as its core product, with an eye on Chinese gourmet to continue to promote the local flavors with Chinese characteristics. In addition, within Master Kong's subbrands, "Mian-Ba La Mian" continues to enhance the position as "good noodles with dedicated spirits". "The Best of Asian Series" targets at the younger generation by creating fashionable young leaders. "Your Flavors Series" was re-launched with extended regular-volume packet noodles and continues to be positioned as the No.1 fried noodle through TV and outdoor media advertisements. "Good Taste" series characterized by "delicious soup, good flavor and balanced nutrition" cater for the demands of low-mid end consumers in urban areas. In low-end noodles, "Super Fu Man Duo" series continue to target at the younger generation and to meet the demand of younger generation. "Fu Xiang Cui" snack noodle series target at the middle school and elementary students with a brand new tomato flavor to meet their changing demands. The Group also launched "Golden Fu Man Duo" to highlight its tastiness and add value to the Brand of Fu Man Duo.

According to ACNielsen's report for September 2007, in terms of sales value, the Group maintained its top position and had 46.0% share of the overall China instant noodles market. In high-end packet noodles and bowl noodles, Master Kong had a dominant share of 67.6% and 67.1% respectively, while the market share of "Fu Man Duo" was 18.6%, ranking third in the low-end instant noodles market which was almost equal to that of the second ranked market players.

Riding on the new record in operating results posted in the third quarter and in view of the rising prices of palm oil and flour, the Group's team in charge of instant food has laid emphasis on improving the production speed, automation and efficiency of its production system by introducing high speed powder packing machines and sauce packing machines so as to constantly improve TPM (Total Productive Maintenance) and supply chain. Meanwhile, the Group has made continuous endeavors to reduce its production costs through cooperation with professional companies in environmental protection, energy-saving and consumption-reducing to boost its on-site production capacity and reduce its expenditures on overhead and excessive consumption of raw materials.

In the third quarter, in spite of the heavy pressure arising from increasing prices of raw materials on the Group's production, for example, the purchasing price of palm oil grew by 17% over the previous quarter, or 68% as compared to the same period last year, the gross margin of the Group's instant noodles business only declined slightly by 0.16 ppt. to 26.50%, thanks to the optimization of product sales mix and better cost control. The gross profit increased by 44.45% as compared to the same period last year, and the profit attributable to equity holders of the Company increased by 10.93% to US$30.753 million.

Beverage Business

In the third quarter of the year, turnover for beverage increased by 43.21% over the same period last year to US$525.035 million, representing 52.78% of the Group's total turnover.

Currently, the marketing strategy for beverage products is focusing on three major categories of soft drinks, i.e. tea, juice and mineralized water, with an aim to gain a leading position in the non-carbonated soft drink market. In preparation for the peak season for beverage products, the Group has fully carried out its annual above-the-line and below-the-line brand marketing activities for Master Kong's tea drinks, juice series and mineralized water products and posted a new record in the turnover of beverage products in the third quarter. With the launch of new-type bottles of 1.25-litre for Ice Tea, Green Tea and Juice series, the Group has reinforced its efforts to promote large PET bottled drinks and continued to improve its performance and strengthen its leading position through product differentiation. Meanwhile, the Group has boosted its sales and market share through constant communication with consumers to promote brands by means of TV advertisements, outdoor media and ground advertisements. For mineralized water, through various community activities to promote its brand image of serving the public, such as "Water for Policemen", the Group's market share and brand recognition have improved enormously.

According to ACNielsen's report for September 2007, in terms of sales value, Master Kong's market share in Ready-to-Drink Tea was 51.0%, maintaining its No. 1 position in the market. Leveraging on a leading competitive position attributable to extended brand, Master Kong's juice series gained the No. 3 position in the diluted juice market with a market share of 16.0%. The sales performance of mineralized water was remarkable, becoming the No. 1 brand in the market with a market share of 18.6%.

In the third quarter, the prices of PET resin and other raw materials remained at high levels, resulting in an increase in cost of raw materials. Nevertheless, through various measures to strengthen internal management, such as the implementation of 5S and Total Productive Maintenance, the Group has effectively controlled its cost while maintaining a rapid growth. Furthermore, the Group has made continuous efforts to improve the efficiency of its production system by enhancing its on-site production capabilities by constantly optimizing its on-site management system, reducing failure rate and excessive consumption and improving the quality of its products.Thanks to the effective cost control maintained by the production system, the gross profit margin of the beverage business in the quarter increased by 0.74 ppt. over the same period last year to 37.85%. Gross profit increased significantly by 46.04% over the same period last year to US$198.713 million. Profit attributable to equity holders of the Company during the period also increased by 48.93% to US$36.220 million.

Bakery Business

During the third quarter of the year, turnover for the bakery business reached US$33.635 million, representing a growth of 11.48% as compared to the same period last year and accounting for 3.38% of the Group's total turnover.

The sales growth was mainly derived from sales of the Group's core products such as "3+2" Sandwich Crackers and Egg Rolls. According to ACNielsen's report for September 2007, in terms of sales value, Master Kong's sandwich crackers occupied a market share of 23.7%, ranking second in the market. For the entire crackers market, the Group had a share of 8.4%, ranking third in the market. In the fourth quarter of the year, the Group will still strategically focus on the steady growth of the Group's core products such as "3+2" Sandwich Crackers, Muffin, Egg Rolls and Sweet Yolk Biscuit. Also, the Group will stick to an overall channel strategy that is based on city-centered and modernized channels and supplemented by isolated channels.

In the third quarter of the year, the gross margin of the bakery business was 38.88%, representing a drop of 1.04ppt. as compared to the same period last year. In spite of the rising raw material costs, gross margin only dropped slightly mainly due to the satisfactory outcome of continued annual sales structure adjustment and improved production process. Improved channels structure also allowed the Group to better control the Group's selling costs. As such, profit attributable to equity holders of the Company for its bakery business for the period increased by 26.74% to US$2.993 million from US$2.361 million during the same period last year.

Refrigerated Products Business

In the third quarter, the Group continued to make great efforts in brand effects and sales channels in Shanghai by increasing its investment in advertising promotion. However, due to the Group's pulling out from the markets in Beijing and Guangzhou, sales revenue from refrigerated products business in the third quarter declined slightly by 1.42% as compared to the same period last year.

On products development, a brand new series of 180G cup-packaged yogurt with barley grains has been launched in September and are well received by the market with good sales performance. According to ACNielsen's report for August 2007, Daily C 100% Juice gained a leading position in Shanghai with a market share of 51%; and the market share of Wei Chuan lactobacillus drinks in the refrigerated products market has increased to 30% while the market share of yogurt products was 15%, both ranking second in the local market.

FINANCING

As of 30 September 2007, the Group's total liabilities amounted to US$1,066.4 million, and total assets amounted to US$2,292.2 million. The Group's total liabilities increased by US$324.2 million as compared to US$742.2 million as at 31 December 2006. The debt ratio, calculated as total liabilities to total assets, increased by 6.19ppt. to 46.5% as compared to 31 December 2006. The increase in debt ratio was because both trade payables and long term loans have increased mainly for capital expenditures and purchasing of more raw materials due to the increase in activities. The Group's long-term and short-term bank loans increased by US$41.4 million, as compared to 31 December 2006. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 68.9% and 31.1% respectively. The proportion between the Group's long-term loans and short-term loans was "29%:71%". In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 3.83% brought an exchange gain of US$46.870 million during the first nine months of 2007, of which US$4.383 million and US$42.487 million have been included in the income statement and exchange translation reserve respectively.

As of 30 September 2007, the Group had cash on hand and bank balances of US$299.3 million, and no contingent liability.

Financial Ratio

	As at 30 September 2007	As at 31 December 2006
Finished goods turnover	8.93 Days	9.92 Days
Accounts receivable turnover	13.04 Days	14.00 Days
Current ratio	0.79 Times	0.69 Times
Debt ratio (Total liabilities to total assets)	46.52%	40.33%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.01 Times	0.11 Times

HUMAN RESOURCES

In matching new factories for low-end noodle and bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 46,779 as at 30 September 2007 (31 December 2006 : 32,631). The Group provides a competitive salary packages, insurance and medical benefits to employees. The Group also puts significant efforts in the management, planning and development of human resources. The good management system for human resources will enhance employees'contribution to the Group and enable the Group to maintain strategic advantages in retaining talent capabilities.

PROSPECTS

As the national economy of China continues to grow rapidly, the urbanization in China speeds up and the consumption structure upgrades, there is still huge potential in the domestic demand market. According to the National Bureau of Statistics of China, the GDP of China in the third quarter grew by 11.5% as compared to the same period last year, 0.4 ppt. lower than that of the second quarter. Nevertheless, the decline in growth rate was mainly recorded in the primary industry, whereas the growth of the secondary and tertiary industries are constantly accelerating. During the first three quarters, the CPI for urban citizens in the PRC grew by 4.1% as compared to the same period last year, mainly in food prices. With the emerging of inflation in the food industry as a whole, a rising trend in commodity price seems to be inevitable. Meanwhile, the food industry is expected to maintain its momentum for stable growth over the recent years, along with a lower profit margin.

In view of the fierce competition in the instant noodles and beverage markets, the Group will, by further capitalizing on its own competitive strengths, adhere to its development strategy on the scaling-up and professionalization of its instant noodles, beverage and bakery businesses, implement in a timely manner strategies to extend product lines and develop high-end products and make planning for new businesses to further meet the demands of consumers. In addition, the Group will, along with its rapid expansion, endeavor to improve the quality of management in an all-round manner, deeply explore the market and make itself bigger and stronger, so as to transform its advantages into strengths. The Group will strive to maintain the leading position of its products in the PRC market with sustained and steady growth in its results.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 September 2007, the Company has complied with the Code on Corporate Governance Practices (the"Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the"Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors'responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Audit Committee currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

The committee comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the"Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 30 September 2007, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (the"SFO"), which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the"Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of Directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the nine months ended 30 September 2007 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30 September 2007, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 30 September 2007, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 30 September 2007, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 12 November 2007

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立之有限公司)
(證券代號: 322)



2007

第三季度業績報告

摘要

百萬美元	截至九月三十日止三個月 二零零七年	二零零六年	變動
• 營業額	994.847	702.226	+41.67%
• 集團毛利	330.730	239.810	+37.91%
• 扣除利息、稅項、折舊及攤銷前盈利(EBITDA)	160.464	121.342	+32.24%
• 本期溢利	109.015	84.297	+29.32%
• 本公司股東應佔溢利	76.489	60.675	+26.06%
• 每股溢利(美仙)	1.37	1.09	+0.28美仙

緒言

中國第三季度的國內生產總值(GDP)較去年同期增長11.5%，增幅比第二季度回落0.4個百分點，惟主要回落在第一產業，第二、三產業的增長持續加速。而1-9月內地居民消費價格指數(CPI)相較去年同期增長4.1%，主要的增長在食品價格。原材料及能源價格持續處於高水平，亦擠壓生產廠商的利潤空間。

受益於靈活的行銷策略及有效的市場佈建，本集團二零零七年第三季的營業額較去年同期上升41.67%至9.95億美元。方便麵、飲品及糕餅的營業額分別同比上升45.30%、43.21%及11.48%至4.08億美元、5.25億美元及0.34億美元。期內本集團各主要產品的市場佔有率持續上升，尤其是礦物質水的市場佔有率更持續大幅上升，繼續成為市場第一品牌，進一步擴大康師傅產品於中國方便食品及飲料市場的領導地位。除稅前溢利錄得120,463千美元，較去年同期上升31.45%。

首三季的營業額較去年同期上升37.72%，整體毛利率微幅衰退0.48個百分點至32.92%，而毛利額則同比上升35.75%。扣除利息、稅項、折舊及攤銷前盈利(EBITDA)較去年同期上升34.89%，達到3.95億美元；股東應佔溢利上升35.49%至172,308千美元。

二零零七年度第三季業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年九月三十日止三個月及九個月未經審核之簡明綜合第三季財務報告連同二零零六年相對期間之未經審核比較數據。本集團第三季財務報告未經審核，惟已獲本公司之審核委員會審閱。

簡明綜合收益表

截至二零零七年九月三十日止三個月及九個月

	附註	二零零七年 七至九月 (未經審核) 千美元	二零零七年 一至九月 (未經審核) 千美元	二零零六年 七至九月 (未經審核) 千美元	二零零六年 一至九月 (未經審核) 千美元
收益	2	994,847	2,497,681	702,226	1,813,555
銷售成本		(664,117)	(1,675,338)	(462,416)	(1,207,767)
毛利		330,730	822,343	239,810	605,788
其他淨收入		15,165	33,525	5,834	15,179
分銷成本		(189,280)	(475,504)	(131,370)	(351,203)
行政費用		(19,890)	(53,653)	(17,016)	(43,729)
其他經營費用		(12,975)	(33,538)	(4,625)	(20,785)
財務費用	3	(5,270)	(14,901)	(2,481)	(8,256)
應佔聯營公司業績		1,983	5,702	1,491	6,646
除税前溢利	4	120,463	283,974	91,643	203,640
税項	5	(11,448)	(29,024)	(7,346)	(17,246)
本期溢利		109,015	254,950	84,297	186,394
期內應佔溢利					
本公司股東		76,489	172,308	60,675	127,170
少數權益股東		32,526	82,642	23,622	59,224
本期溢利		109,015	254,950	84,297	186,394
每股溢利	6				
基本		1.37美仙	3.08美仙	1.09美仙	2.28美仙
攤薄		不適用	不適用	不適用	不適用

簡明綜合資產負債表
於二零零七年九月三十日

	附註	二零零七年九月三十日（未經審核）千美元	二零零六年十二月三十一日（已經審核）千美元
資產及負債			
非流動資產			
物業、機器及設備		1,447,460	1,230,375
無形資產		12,007	13,371
聯營公司權益		7,237	42,704
土地租約溢價		63,731	60,047
可供出售金融資產		3,693	10,303
遞延稅項資產		5,379	5,379
		1,539,507	1,362,179
流動資產			
按公允價值列賬及在損益賬處理的金融資產		39,099	32,605
存貨		159,096	111,955
應收賬款	8	144,386	94,239
預付款項及其他應收款項		110,798	75,249
抵押銀行存款		4,989	2,244
銀行結餘及現金		294,328	161,676
		752,696	477,968
流動負債			
應付賬款	9	445,648	256,797
其他應付款項		255,525	174,135
有息借貸之即期部份	10	219,551	239,761
客戶預付款項		23,569	18,372
稅項		11,325	6,455
		955,618	695,520
淨流動負債		(202,922)	(217,552)
總資產減流動負債		1,336,585	1,144,627
非流動負債			
長期有息借貸	10	89,904	28,320
其他非流動應付款項		3,202	3,344
員工福利責任		7,750	6,885
遞延稅項負債		9,894	8,089
		110,750	46,638
淨資產		1,225,835	1,097,989
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	963,271	748,476
擬派特別股息		—	59,799
擬派末期股息		—	77,124
本公司股東應佔股本及儲備		991,214	913,342
少數股東權益		234,621	184,647
股東權益總額		1,225,835	1,097,989

簡明綜合股東權益變動表

二零零七年九月三十日止九個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於二零零六年一月一日	871,982	138,391	1,010,373
直接在股東權益內認列之淨收益			
滙兑差額	17,376	—	17,376
股息	(129,658)	(23,668)	(153,326)
本期溢利	127,170	59,224	186,394
	14,888	35,556	50,444
於二零零六年九月三十日	886,870	173,947	1,060,817
於二零零七年一月一日	913,342	184,647	1,097,989
直接在股東權益內認列之淨收益			
滙兑差額	42,487	—	42,487
股息	(136,923)	(32,668)	(169,591)
本期溢利	172,308	82,642	254,950
	77,872	49,974	127,846
於二零零七年九月三十日	991,214	234,621	1,225,835

簡明綜合現金流量表

截至二零零七年九月三十日止九個月

	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
經營活動所得現金淨額	593,195	309,989
投資活動動用現金淨額	(330,136)	(188,699)
融資活動動用現金淨額	(127,662)	(63,518)
現金及現金等值物之增加	135,397	57,772
於一月一日之現金及現金等值物	163,920	156,357
於九月三十日之現金及現金等值物	299,317	214,129
現金及現金等值物結餘分析：		
銀行結餘及現金	294,328	205,080
抵押銀行存款	4,989	9,049
	299,317	214,129

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核第三季業績乃由董事負責編製。該等未經審核第三季業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至二零零六年十二月三十一日止年度之賬目一併閱覽。編製此簡明第三季度賬目採用之會計政策及計算方法與編製本集團截至二零零六年十二月三十一日止年度之賬目所採用者一致。

2. 按主要產品劃分之收益及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的收益及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團收益及分部業績分析列載如下：

	營業額				分部業績			
	二零零七年		二零零六年		二零零七年		二零零六年	
	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元
方便麵	407,693	1,065,395	280,582	754,206	37,321	80,246	31,518	60,643
飲　品	525,035	1,278,249	366,609	918,806	76,707	194,143	52,126	132,547
糕　餅	33,635	81,112	30,173	74,724	2,786	3,798	2,301	1,792
其　他	28,484	72,925	24,862	65,819	6,935	14,987	6,066	7,042
合　計	994,847	2,497,681	702,226	1,813,555	123,749	293,174	92,011	202,024

3. 財務費用

	二零零七年		二零零六年	
	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元
利息支出				
需於五年內悉數償還之銀行及其他貸款	5,270	14,901	2,481	8,256

4. **除稅前溢利**

除稅前溢利已扣除下列項目：

	二零零七年		二零零六年	
	七至九月	一至九月	七至九月	一至九月
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
折舊	36,400	99,356	27,897	81,998
攤銷	1,009	2,886	963	2,851

5. **稅項**

	二零零七年		二零零六年	
	七至九月	一至九月	七至九月	一至九月
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
中國企業所得稅	11,448	29,024	7,346	17,246

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部分附屬公司設立於經濟技術開發區，按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。

6. **每股溢利**

每股基本溢利乃根據本公司股東期內應佔溢利172,308千美元(二零零六年：127,170千美元)及本期間已發行普通股之加權平均股數5,588,705,360(二零零六年：5,588,705,360)計算。本公司並無任何潛在攤薄影響的事項，故無呈列每股攤薄溢利。

7. **股息**

董事會決議不擬派發截至二零零七年九月三十日止九個月之股息(二零零六年：無)。

8. **應收賬款**

本集團之銷售大部分為貨到收現；餘下的銷售之信貸期為30至90天。有關應收賬款（扣除壞賬及呆賬減值虧損）之賬齡分析列示如下：

	二零零七年九月三十日（未經審核）千美元	二零零六年十二月三十一日（已經審核）千美元
0至90天	137,514	87,742
90天以上	6,872	6,497
	144,386	94,239

9. **應付賬款**

應付賬款之賬齡分析列示如下：

	二零零七年九月三十日（未經審核）千美元	二零零六年十二月三十一日（已經審核）千美元
0至90天	401,861	242,801
90天以上	43,787	13,996
	445,648	256,797

10. **有息借貸**

	二零零七年九月三十日（未經審核）千美元	二零零六年十二月三十一日（已經審核）千美元
銀行貸款：		
一年內	219,551	239,761
第二年	47,500	28,320
第三年至第五年（包括首尾兩年）	42,404	—
	309,455	268,081
被分類為流動負債部分	(219,551)	(239,761)
非流動部分	89,904	28,320

11. 發行股本

	每股面值0.005美元之普通股	
	股份數目	千美元
法定：		
於二零零六年十二月三十一日及二零零七年九月三十日	7,000,000,000	35,000
已發行及繳足：		
於二零零六年十二月三十一日及二零零七年九月三十日	5,588,705,360	27,943

12. 儲備

	股份贖回儲備	股份溢價	外幣換算儲備	一般儲備	保留溢利	合計
	千美元	千美元	千美元	千美元	千美元	千美元
於二零零六年十二月三十一日	36	332,478	36,719	108,721	407,445	885,399
滙兑差額	—	—	42,487	—	—	42,487
轉撥往一般儲備	—	—	—	2,143	(2,143)	—
本期溢利	—	—	—	—	172,308	172,308
股息	—	—	—	—	(136,923)	(136,923)
於二零零七年九月三十日	36	332,478	79,206	110,864	440,687	963,271

13. 承擔

	二零零七年九月三十日(未經審核)	二零零六年十二月三十一日(已經審核)
	千美元	千美元
(a) 資本承擔		
已訂約但未撥備	101,817	137,601

(b) 營運租約承擔

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

一年內	5,066	7,640
於第二年至第五年屆滿(包括首尾兩年)	20,176	16,523
五年以上	8,564	6,736
	33,806	30,899

14. **與有關連人士之交易**

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	二零零七年		二零零六年	
	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元	七至九月 (未經審核) 千美元	一至九月 (未經審核) 千美元
(a) 向下列公司出售貨品：				
聯營公司	682	1,531	10	11,251
本公司若干主要股東所控制之公司	2,662	7,887	4,962	9,423
(b) 向下列公司購買貨品：				
聯營公司	76,971	207,679	57,398	163,727
本公司若干主要股東所控制之公司	10,360	20,199	3,691	11,728
本公司若干少數股東之控股公司	710	1,775	1,078	1,078
(c) 向下列公司支付加工費用及勞務費：				
聯營公司	—	—	147	1,295
本公司若干主要股東所控制之公司	876	1,764	672	1,386
本公司若干少數股東之控股公司	251	753	261	598

(d) 截至二零零七年九月三十日，本集團之聯營公司及本公司少數股東之控股公司向本集團之銀行提供銀行信貸之擔保分別為6,276千美元及21,158千美元（二零零六年九月三十日：4,992千美元及26,130千美元）。

管理層討論與分析

受益於靈活的行銷策略及有效的市場佈建，本集團二零零七年第三季的營業額較去年同期上升41.67%至9.95億美元。方便麵、飲品及糕餅的營業額分別同比上升45.30%、43.21%及11.48%至4.08億美元、5.25億美元及0.34億美元。期內本集團各主要產品的市場佔有率持續上升，尤其是礦物質水的市場佔有率持續大幅上升，繼續成為市場第一品牌；進一步擴大康師傅產品於中國方便食品及飲料市場的領導地位。期內本集團所需主要原材料如棕櫚油、麵粉、PET膠粒等價格持續處於高水位，除了飲品事業在有效的成本控制及營業額的大幅成長下沖銷了原物料價格高企的壓力外，方便麵、糕餅、冷藏及配套事業皆受生產成本提高之不利影響，使集團整體毛利率較去年同期下降0.91個百分點至33.24%；然而受益於營業額的大幅成長，毛利額同比上升37.91%至330,730千美元。除稅前溢利錄得120,463千美元，較去年同期上升31.45%。

首三季的營業額較去年同期上升37.72%，整體毛利率微幅衰退0.48個百分點至32.92%，而毛利額則同比上升35.75%；扣除利息、稅項、折舊及攤銷前之盈利(EBITDA)較去年同期上升34.89%，達到3.95億美元；股東應佔溢利上升35.49%至172,308千美元。

方便麵業務

第三季度方便麵業務的營業額為407,693千美元，較去年同期上升45.30%，佔本集團總營業額的40.98%。

期內持續以康師傅品牌經營高價麵市場的營銷策略，致力於維持現有的高市場佔有率。同時，以福滿多品牌來搶攻鄉鎮農村的中、平價麵市場。康師傅品牌以「創造中華美食方便麵」作為口味發展策略，在紅燒牛肉麵成為全國普遍口味的基礎上，持續發展各區域美食；其中，「麵霸拉麵」以「好麵有精神」的訴求，已經成為國內好麵條的最佳品牌；「亞洲精選」則鎖定年輕人市場，創造時尚新領袖；「食麵八方」深入乾拌麵市場，並透過袋麵規格延伸，繼續穩固乾拌麵市場第一品牌地位。訴求「湯鮮味美好營養」的「好滋味」，則以滿足城市中下階層消費者需求為目標。福滿多品牌經營的平價麵方面，「超級福滿多」繼續堅持年輕路線，針對年輕人的口味；「福香脆」針對中小學生消費者，年內推出番茄新口味，滿足其求變的需求；此外還推出「金牌福滿多」以期樹立美味新標杆，持續為福滿多品牌加分。

據ACNielsen 二零零七年九月最新零研數據顯示，本集團的方便麵於中國整體方便麵銷售額之市場佔有率為46.0%，持續穩居市場第一位，在高價袋麵和容器麵市場的市佔率分別高達67.6%和67.1%，於平價麵市場之市佔率為18.6%，與排名第二之廠家不相上下。

在第三季譜寫業績新紀錄的基礎之上，面臨棕櫚油、麵粉價格持續的攀高，方便事業團隊於生產系統致力於高速化、自動化與效率化，引入高速的粉包機、醬包機，持續推動TPM(全員生產維修管理)及供應鏈改善；此外，與專業公司合作推動環保與節能降耗，藉以提升現場生產能力，降低原物料的超耗及單箱制費，持續精進生產成本。

在第三季，雖然由於原材料價格上漲對生產造成很大壓力，棕櫚油進貨價格較前一個季度又上漲了17%，相較去年同期上升達68%，但由於銷售組合的優化及成本控制得宜，方便麵業務之毛利率僅較去年同期微幅衰退0.16個百分點至26.50%，而毛利額則同比上升44.45%，本公司股東應佔溢利上升10.93%至30,753千美元。

飲品業務

第三季度飲品業務的營業額為525,035千美元，較去年同期上升43.21%，佔本集團總營業額的52.78%。

目前飲品的營銷策略是集中於茶、果汁與礦物質水三大軟飲料品類的經營，目標為搶佔非碳酸軟飲料的市場領導地位。隨著飲品旺季的來臨，康師傅茶飲品、果汁系列與礦物質水產品等全面展開年度品牌線上及線下行銷活動，利用電視廣告、戶外媒體及地面廣宣品之投放和消費者持續溝通，推動品牌；此外，1.25公升新瓶型的冰茶、綠茶與果汁系列皆於季內上市，加強大包裝的推廣，並持續以差異化策略提升業績，鞏固領導地位。礦物質水通過"送水至警"等公益活動，強化品牌公益形象，令市場份額及品牌力皆得以有效提升，透過以上的市場策略，令飲品營業額於第三季度的業績續創新高。

據ACNielsen 二零零七年九月最新零研數據顯示，康師傅即飲茶之銷售額市場佔有率為整體即飲茶市場的51.0%，穩居市場龍頭地位；康師傅果汁系列藉雙品牌策略搶得市場主要競爭地位，居稀釋果汁類別市場第三位，取得16.0%的市場佔有率。礦物質水表現優異，市場佔有率大幅躍進至18.6%，成為市場的第一品牌。

第三季度，PET塑膠粒等原材料價格持續高企，形成成本上漲的壓力，但通過持續推動工廠5S、TPM專案等一系列內部管理強化措施，令在保持快速增長的基礎上，使成本控制得宜。此外，通過持續優化現場管理體系、降低故障率、精進品質、減少超耗，從而提升現場生產能力，持續加強對生產系統效益的提升。透過生產系統的持續努力，本季度飲品業務之毛利率為37.85%，較去年同期增長了0.74個百分點，毛利額同比大幅上升了46.04%，達到198,713千美元；期內母公司股東應佔溢利亦上升48.93%至36,220千美元。

糕餅群

第三季糕餅業務之營業額為33,635千美元，較去年同期上升11.48%，佔本集團營業額的3.38%。

銷售成長主要來自於核心產品"3+2"夾心系列及蛋酥卷。據ACNielsen調查顯示，康師傅夾心餅乾於二零零七年九月銷售額之市佔率為23.7%，居市場第二位；於整體餅乾銷售額之市場率為8.4%，居市場第三位。第四季策略仍將著重於核心產品"3+2"夾心系列、妙芙蛋糕、蛋酥卷、美味酥等產品的穩定成長，另持續以城市為中心，城市中之現代化通路為主，封閉通路為輔之整體通路策略。

第三季糕餅業務持續受原材料價格上漲之不利影響，惟管理層持續進行銷售結構調整及生產制程改善的努力，有效降低了生產成本上升對毛利的不利影響，令第三季度整體毛利率僅較去年同期衰退1.04個百分點至38.88%。而通路結構的改善，亦使銷售費用持續達到有效控制，期內糕餅業務的股東應佔溢利自去年同期的2,361千美元成長26.74%至2,993千美元。

冷藏業務

第三季度通過加強廣告宣傳的投入，持續著力於上海地區，在品牌力及銷售渠道經營上持續深耕。但受退出北京及廣州市場之影響，第三季度冷藏業務的銷售額較去年同期微幅衰退1.42%。

在產品開發上，添加大麥果粒的180克杯裝優酪乳已於9月上市，並取得良好的銷售成績。根據ACNielson 二零零七年八月資料顯示，於上海地區，每日C100%果汁市場佔有率為51%，居上海純果汁市場領導地位；味全乳酸菌飲料之市場佔有率亦提升至30%，優酪乳之市場佔有率為15%，分居地方市場第二品牌。

財務分析

於二零零七年九月三十日，本集團總負債為1,066.4百萬美元，相對於總資產2,292.2百萬美元，負債比例為46.5%。相較於二零零六年十二月三十一日的總負債742.2百萬美元，增加了324.2百萬美元，負債比例上升了6.19個百分點，負債比例略有上升主要是因應資本開支及原材料採購導致應付帳款及長期有息借貸均有較大幅度增長所致。同期長短期銀行貸款相較於二零零六年十二月三十一日則增加了41.4百萬美元。總借貸中，外幣與人民幣的比例分別為68.9%：31.1%，長短期貸款比例為29%：71%。由於本集團的交易大部分以人民幣為主，而期內人民幣對美元的匯率升值了3.83%，對本集團造成1-9月滙兑收益共46,870千美元，分別包括於收益表內的4,383千美元及外幣換算儲備內的42,487千美元。

截至二零零七年九月三十日，本集團並無或有負債，而同期本集團的手頭現金為299.3百萬美元。

財務比率概要

	二零零七年 九月三十日	二零零六年 十二月三十一日
製成品週轉期	8.93日	9.92日
應收賬款週轉期	13.04日	14.00日
流動比率	0.79倍	0.69倍
負債比率(總負債相對於總資產)	46.52%	40.33%
負債與資本比率(淨借貸相對於本公司股東權益比率)	0.01倍	0.11倍

人力資源

因應平價方便麵工廠及瓶裝水工廠持續的投產，加上通路精耕細作的展開，令本集團截至二零零七年九月三十日的員工人數增加至46,779名(二零零六年十二月三十一日：32,631名)。本集團在向僱員提供具競爭力的薪酬及保險、醫療福利制度的同時，亦充分重視人力資源的開發、管理與發展規劃，以期透過完善的人力資源管理，提高僱員對本集團的貢獻，亦使企業具備戰略性的人才優勢。

展望

隨著中國國民經濟持續快速的增長，城市化的腳步不斷加快，消費結構也在不斷的升級，內需市場依然呈現出巨大的潛力。根據中國國家統計局統計，中國第三季度的國內生產總值(GDP)較去年同期高速增長11.5%，增幅雖較第二季度回落0.4個百分點，惟主要回落在第一產業，第二、三產業的增長仍持續加速。而前三季度內地居民消費價格指數(CPI)相較去年同期增長4.1%，主要的增長在食品價格。整個食品行業的通貨膨脹已經成形，高物價的趨勢將無法避免，同時，食品產業在面臨利潤招受擠壓的同時仍將延續近年來穩步增長的發展趨勢。

面對中國方便麵市場及飲料市場激烈競爭的狀況，本集團將繼續發揮自身優勢，堅守方便麵、飲品和糕餅的專業化和規模化發展戰略，並將會適時實施產品線延伸策略及高端產品路線，規劃新事業以滿足更多的消費需求；本集團在快速擴張的同時，也將積極全面的提升管理品質，深度開發市場，使本集團做大的同時更能做強，將優勢轉化為實力。未來，本集團會進一步強化產品在中國市場的領導地位，業績將持繼而穩固地增長。

公司管治

遵守企業管治常規守則

於截至二零零七年九月三十日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生身兼本公司主席與行政總裁的職務；

2 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

審核委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

薪酬及提名委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期鼓勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、買賣或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

董事及行政總裁之股份權益

於二零零七年九月三十日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司（「聯交所」）（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目	
董事姓名	**個人權益**	**法團權益（附註）**
魏應州	13,242,000	1,854,827,866
魏應交	—	1,854,827,866
吳崇儀	—	1,854,827,866

附註：該等股份由頂新（開曼島）控股有限公司（「頂新」）持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

截至二零零七年九月三十日止九個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零七年九月三十日，概無董事及行政總裁於本公司或其相聯法團（定義見證券及期貨條例第十五部）之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於二零零七年九月三十日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司（並非本公司董事或執行董事）如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新（開曼島）控股有限公司	1,854,827,866	33.1889%
三洋食品株式會社	1,854,827,866	33.1889%
世訊投資股份有限公司	465,107,784	8.3200%

除上述者外，於二零零七年九月三十日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

董事局

於本報告日，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及小川和夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，二零零七年十一月十二日

網址： http://www.masterkong.com.cn
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